UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Elastic N.V.
(Name of Issuer)

Ordinary Shares, par value €0.01 per share
(Title of Class of Securities)

N14506104
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N14506104	13G	Page 2 of 11

Item 1(a).	Name of Issuer:

Elastic N.V. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices:

800 West El Camino Real, Suite 350, Mountain View, California 94040

Item 2(a).	Names of Persons Filing:

This statement is being filed by:

(a) nea:seed llc (“nea seed”);  New Enterprise Associates 13, L.P. (“NEA 13”), which is the sole member of nea seed; New Enterprise Associates 14, L.P. (“NEA 14”); and NEA 15 Opportunity Fund, L.P. (“NEA 15-OF” and, collectively with NEA 13 and NEA 14, the “Funds”);

(b) NEA Partners 13, L.P. (“NEA Partners 13”), which is the sole general partner of NEA13; NEA Partners 14, L.P. (“NEA Partners 14”), which is the sole general partner of NEA 14; NEA Partners 15-OF, L.P. (“NEA Partners 15-OF” and, collectively with NEA Partners 13 and NEA Partners 14, the “GPLPs”), which is the sole general partner of NEA 15-OF; NEA 13 GP, LTD (“NEA 13 GP”), which is the sole general partner of NEA Partners 13; NEA 14 GP, LTD (“NEA 14 GP”), which is the sole general partner of NEA Partners 14; and NEA 15 GP, LLC (“NEA 15 GP” and, collectively with the GPLPs, NEA 13 GP and NEA 14 GP, the “Control Entities”), which is the sole general partner of NEA Partners 15-OF;

(c) Forest Baskett (“Baskett”), Anthony A. Florence, Jr. (“Florence”), Patrick J. Kerins (“Kerins”), Scott D. Sandell (“Sandell”), Peter W. Sonsini (“Sonsini”) (together, the “Managers”), Peter J. Barris (“Barris”) and David M. Mott (“Mott”).

Baskett and Sandell (the “GP Managers”) are directors of NEA 13 GP, NEA 14 GP and managers of NEA 15 GP. Kerins is a director of NEA 13 GP and NEA 14 GP.  Each of Florence and Sonsini is a director of NEA 14 GP and manager of NEA 15 GP (the “Dual Managers”).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of nea seed, the Funds and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815.  The address of the principal business office of Baskett, Sandell and Sonsini is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

Item 2(c).	Citizenship:

Each of NEA 13, NEA 14, NEA Partners 13 and NEA Partners 14 is a Cayman Islands exempted limited partnership.  Each of NEA 13 GP and NEA 14 GP is a Cayman Islands exempted company.  Each of NEA 15-OF and NEA Partners 15-OF is a Delaware limited partnership.  Each of nea seed and NEA 15 GP is a Delaware limited liability company.  Each of the Managers is a United States citizen.

CUSIP No. N14506104	13G	Page 3 of 11

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value €0.01 per share ("Ordinary Shares").

Item 2(e).	CUSIP Number:

N14506104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

 Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Ordinary Shares.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.  The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d‑1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. N14506104	13G	Page 4 of 11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2020

nea seed llc

By:      New Enterprise Associates 13, L.P.
            Member

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

By:	*
Scott D. Sandell
President

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

By:	*
Scott D. Sandell
Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:	*
Scott D. Sandell
Director

NEA 13 GP, LTD

By:	*
Scott D. Sandell
Director

*
Forest Baskett

*
Patrick J. Kerins

*
Scott D. Sandell

CUSIP No. N14506104	13G	Page 5 of 11

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

By:	*
Scott D. Sandell
Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:	*
Scott D. Sandell
Director

NEA 14 GP, LTD

By:	*
Scott D. Sandell
Director

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Patrick J. Kerins

*
Scott D. Sandell

*
Peter W. Sonsini

CUSIP No. N14506104	13G	Page 6 of 11

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                         *
         Louis S. Citron
         Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:                      *
         Louis S. Citron
         Chief Legal Officer

NEA 15 GP, LLC

By:                      *
         Louis S. Citron
         Chief Legal Officer

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Mohamad H. Makhzoumi

*
Joshua Makower

*
Scott D. Sandell

*
Peter W. Sonsini

*By:	/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Amendment No. 1 to Schedule 13G was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. N14506104	13G	Page 7 of 11

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Elastic N.V.

EXECUTED this 13th day of February, 2020.

nea seed llc

By:      New Enterprise Associates 13, L.P.
            Member

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

By:	*
Scott D. Sandell
President

NEW ENTERPRISE ASSOCIATES 13, L.P.

By:	NEA PARTNERS 13, L.P. General Partner

By:	NEA 13 GP, LTD General Partner

By:	*
Scott D. Sandell
Director

NEA PARTNERS 13, L.P.

By:	NEA 13 GP, LTD General Partner

By:	*
Scott D. Sandell
Director

NEA 13 GP, LTD

By:	*
Scott D. Sandell
Director

*
Forest Baskett

*
Patrick J. Kerins

*
Scott D. Sandell

CUSIP No. N14506104	13G	Page 8 of 11

NEW ENTERPRISE ASSOCIATES 14, L.P.

By:	NEA PARTNERS 14, L.P. General Partner

By:	NEA 14 GP, LTD General Partner

By:	*
Scott D. Sandell
Director

NEA PARTNERS 14, L.P.

By:	NEA 14 GP, LTD General Partner

By:	*
Scott D. Sandell
Director

NEA 14 GP, LTD

By:	*
Scott D. Sandell
Director

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Patrick J. Kerins

*
Scott D. Sandell

*
Peter W. Sonsini

CUSIP No. N14506104	13G	Page 9 of 11

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P. General Partner

By:	NEA 15 GP, LLC General Partner

By:                         *
         Louis S. Citron
         Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC General Partner

By:                      *
         Louis S. Citron
         Chief Legal Officer

NEA 15 GP, LLC

By:                      *
         Louis S. Citron
         Chief Legal Officer

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Mohamad H. Makhzoumi

*
Joshua Makower

*
Scott D. Sandell

*
Peter W. Sonsini

*By:	/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Agreement was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. N14506104	13G	Page 10 of 11

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Colin Bryant
Colin Bryant

/s/ Carmen Chang
Carmen Chang

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Carol G. Gallagher
Carol G. Gallagher

/s/ Dayna Grayson
Dayna Grayson

/s/ Patrick J. Kerins
Patrick J. Kerins

CUSIP No. N14506104	13G	Page 11 of 11

/s/ P. Justin Klein
P. Justin Klein

/s/ Vanessa Larco
Vanessa Larco

/s/ Joshua Makower
Joshua Makower

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ David M. Mott
David M. Mott

/s/ Sara M. Nayeem
Sara M. Nayeem

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Chetan Puttagunta
Chetan Puttagunta

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Frank M. Torti
Frank M. Torti

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang